UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-13815

SUNTERRA CORPORATION

(Exact name of registrant as specified in its charter)

3865 W. CHEYENNE AVE.

NORTH LAS VEGAS, NV 89032

(702) 804-8600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 Par Value

3 3/4% Senior Subordinated Convertible Notes Due 2024

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class	Approximate Number of Holders
Common Stock, $.01 Par Value:	1
3 3/4% Senior Subordinated Convertible Notes Due 2024:	12

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 27, 2007	By:	/s/ Frederick C. Bauman
Name: Frederick C. Bauman
Title: Secretary